Almaden Provides Ixtaca Metallurgical Program Update: Confirms High Limestone Gravity/Flotation/Leach Recoveries for Gold and Silver

VANCOUVER, BC -- (Marketwired - September 14, 2015) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to report on the Company's 100% owned Ixtaca gold-silver deposit located in Puebla State, Mexico and the progress of its on-going Pre-Feasibility ("PFS") level metallurgical test work program. The focus of the ongoing metallurgical test work program has been on the limestone material. Reported today are preliminary, non-optimised results from the leaching flotation concentrates. Key results of the test work reported today include the following:

--  Limestone, representing 73% of the metal contained in the 2014 PEA Base
    Case pit, and the bulk of the payback material, was tested across a range of gold and silver grades;
--  The results are consistent with past results for limestone with > 90%
    combined gravity and flotation recoveries to a concentrate for both gold and silver;
--  Carbon-in-Leach recoveries of > 90% for gold and > 95% silver have been achieved on limestone concentrate material;

The new gravity/flotation and concentrate leach recoveries are summarised in the following table.

----------------------------------------------------------------------------
                                        Combined
 Composite Name                    Gravity/Flotation    Leach Recoveries on
                    Head Grade         Recoveries     Flotation Concentrate
               -------------------------------------------------------------
                Au (g/t) Ag (g/t)   Au (%)    Ag (%)     Au (%)     Ag (%)
----------------------------------------------------------------------------
Limestone 4       0.69     23.0       93        89         93         97
----------------------------------------------------------------------------
Limestone 5       0.84     96.0       90        93         90         98
----------------------------------------------------------------------------

Combined gravity and flotation test work involved only a single gravity pass prior to flotation and is not yet optimised to maximise gravity recoveries. Reagent consumptions have yet to be optimised but were within a range supportive of the PEA assumptions. A program focussed on improving gravity recovery of gold and silver using coarser size fractions is currently underway at Gekkos Systems in Ballarat Australia.

The ongoing test work program now involves the optimisation of the leaching process. By way of background, the net revenue values within the base case September 2014 PEA pit, are 73% from limestone, 19% from volcanic ash material and 8% from blackshale. Mill feed during the initial capital payback period of the PEA mine plan is made up of limestone and volcanic-hosted mineralization. The work is being carried out at McClelland Laboratories in Reno Nevada, with a parallel gravity focussed program recently initiated at Gekko Systems in Ballarat Australia, under the supervision of independent engineers Moose Mountain Technical Services. Tracey Meintjes, P.Eng. of MMTS, a qualified person under the meaning of NI 43-101 reviewed the technical information in this news release.

The Ixtaca deposit gold and silver mineralisation occurs as electrum (a gold/silver alloy) and gold and silver bearing sulphides in epithermal veins and veinlets cutting carbonate (limestone and shale) and volcanic rocks. There is negligible disseminated mineralisation in the carbonate rocks which host the majority of the gold and silver vein mineralisation, the remainder of which occurs in the overlying altered volcanic units. Gold and silver mineralogy vary little within domains and grade varies according to the density of veining. The detailed mineralogy and geologic observations carried out before metallurgical test work indicated the opportunity to pre-concentrate electrum and precious metal bearing sulphides to create a gold silver concentrate. The three prior rounds of metallurgical test work, and the work reported today, confirm a likely flow sheet of gravity and flotation to produce a concentrate for either off site refining or subsequent leaching to create a gold-silver doré. Stage 2, now underway, of the current PFS metallurgical test work program is focussed on the development and optimisation of concentrate leaching parameters and additional sample material has been collected to support this work. Offsite refining of the concentrates will also be evaluated. Results will be reported once they are received in final form. The composites were prepared using whole core drill core samples representing the grade ranges and geologic units anticipated in the mine plan.

Apart from the ongoing metallurgical test work program, a number of other development activities have been completed, including advanced engineering and environmental baseline studies to meet the requirements of a PFS and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting. To date Almaden has completed the following studies:

--  Hydrologic studies including the drilling of water test wells and installation of hydrologic equipment for baseline monitoring of existing subsurface water flow and quality on the project site;
--  Baseline surface water quality and flow measurements;
--  Geochemical characterization of rock materials;
--  Condemnation drilling of areas where mine infrastructure is planned;
--  Geotechnical drilling to confirm foundation, footing and subsurface material quality;
--  Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;
--  Ongoing PFS level metallurgical test work described herein;
--  Flora and fauna studies;
--  Installation of a weather station.

The Company has selected independent engineers Moose Mountain Technical Services and Knight Piesold Ltd. to prepare a PFS study.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company's wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local residents to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company's exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can can form their own opinions on the basis of first-hand experience. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

About Almaden
Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010. The Ixtaca Deposit currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver. In September 2014, Almaden reported on a Preliminary Economic Assessment of the Ixtaca deposit, which estimates an economically positive project generating an after-tax IRR of greater than 20% using US$1200/oz gold and US$18/oz silver prices. The project would produce an average of 130,000 ounces of gold and 7.8M ounces of silver per year for approximately 12 years.

On Behalf of the Board of Directors
"Morgan Poliquin"
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

CONTACT INFORMATION
Almaden Minerals Limited
604.689.7644
info@almadenminerals.com
www.almadenminerals.com